                                                                      EXHIBIT 99

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

                               Keynote Speech to
                      The Society of Automotive Analysts
                                Jerome B. York
                                 Vice Chairman
                             Tracinda Corporation
                                January 2, 1996

     Thanks very much, Bill, for that kind introduction. This is my first attendance at a Society of Auto Analysts event, and I've really been looking forward to it...for a couple of reasons:

 . First, the auto industry is unquestionably the most interesting business in the world, so it's always enjoyable to mingle with and exchange views with people such as you in attendance here today.

 .    And secondly, the timing of this meeting.  The onset of the new year is the time at which most if not all of us tend to focus very heavily on future opportunities and uncertainties.

     Now what do I mean when I say the auto business is the most interesting in the world?

 .    It's always been a business where big ticket bets are committed years ahead of launch in the market place.

 .    It's always been a business in which the customer is influenced not only by rational purchase decision criteria, but emotional ones as well.
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Page 2


 .    And for over two decades it's been heavily impacted by regulation--
     much of which has been good, but some of which (like mandated electric vehicle sales) has been a bit mystifying.

 .    And, of course, in our home market here in North America, the business went from essentially no foreign competition in 1970, to the current situation in which one vehicle out of four is not produced by the "Big Three."

 .    And finally, there have been the more recent trends such as the explosive growth in so-called trucks (including minivans and sport utilities), substituting for passenger cars, and within passenger car sales, the substitution of "nearly new" for new car sales.

     So in my view, definitely the most interesting business in the world--with a rate of change so great that it destabilizes those companies that can't change as fast, and provides opportunities for those that can.

     Now as I said a few moments ago, the onset of the new year induces most, if not all, of us to contemplate the outlook for the next year. And this year, as always, there are a few uncertainties that will influence the fortunes of industries, specific companies, and individuals over the course of the next 12 months; let me name a few:

 .    US equity markets by almost any of the measures, were up 30-plus percent in 1995. Will we have a major correction in 1996 as some predict? Or will lowering interest rates and somewhat higher corporate earnings drive the market indices to even higher levels as others predict?
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Page 3

 .    When will the Federal budget issues be resolved, and what will the outcome be? Will reduced budget deficits depress the economy near term as some predict, or will the outcome result in higher consumer confidence and therefore higher personal consumption expenditures and stronger business activity?

 .    Given that 1996 is a presidential election year, will we see a
     "hyping" of the economy? And if so, will we pay the piper with a recession in 1997?

 .    And perhaps most importantly to this group, what is the outlook for automotive sales in the principal world markets?

     Well, I've had the opportunity over the past month to visit with about 15 large institutional shareholders, and to hear their views. Most feel that 1996 will be a decent though not a stellar year -- in other words, the soft-landing scenario.

     A couple of the firms, on the other hand, felt that we are already entering a recession that will continue into the first half of 1996, with recovery in the second half. Not one of the 15 felt there was any substantial upside from the consensus view.

     For my part, as I look at the variables and the traditional leading indicators for the economy and automotive sales, there are a few key things I'm not worried very much about:

 .    I'm not worried about inflation, interest rates, or wild swings in exchange rates of the principal currencies.
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Page 4

 .    Somehow, I think the Republicans and Democrats will get together on a budget since it is not in the interest of either party to have a protracted stand-off prior to the fall elections, given the attitudes of the electorate toward gridlock in Washington.

 .    And while we could easily see a 10-15% correction in equity markets,
     I believe it is unlikely to be a rout, and more likely will be a sector-by-sector correction such as we saw in 1995.

 .    On the other hand, the one thing I am a bit worried about is consumer debt burdens, which as you know, are very high by historic standards.

 .    Speaking to automotive spending specifically (as a percent of DPI),
     Phil Fricke and Ron Tadross of Prudential Securities released a piece of work a month ago that you must see if you haven't.

 .    What this work shows is the effect of leasing and used car purchases on the total fraction of DPI being spent on new and used vehicles. With these adjustments, some 5.8% of DPI is being spent to purchase or lease vehicles, which is a historic high.

 .    Phil and Ron go on to suggest that the combination of higher used vehicle purchases and lower scrap rates means that the trendline for new vehicle sales may well be lower than previously envisioned. Therefore, 1994 and 1995 sales were actually well above trend, rather than being more or less on trend. Conversely, 1990-92 sales were not as much below trend as previously thought, meaning that pent-up demand entering this recovery was also less than previously thought.

     Maybe the best way to think about the impact of not-so-used used cars coming out of car rental service or off of two year leases is a factory outlet analogy.

 .    If you only count the Ralph Lauren shirts being sold in the traditional outlets like department stores and specialty shops, you get one answer.

 .    But if you count the "seconds" being sold at T.J. Maxx and other places, you get a different answer. I would guess that Ralph Lauren counts them all, and we need to do that in autos as well.

     In any event, my expectation is that we'll see reasonably decent new vehicle sales in the U.S. and Canada for 1996 -- something in the range of 16-1/4 to 16-1/2 million units, with continued strength in light trucks and relative weakness in passenger cars.

     In terms of the principal international markets, I would expect sales in Western Europe to be up only modestly, something less than 5%, with growth in the 5-10% range possible in Japan.

     I'd now like to shift gears and talk about some very important trends in American industry -- namely, the shift in market power from corporations to consumers that has occurred over the past 30 years, and then second, the emergence of shareholder activism which has taken place over the past decade, along with the intertwined issue of corporate governance.

     If we go back to 1946, the end of World War II, we see the start of a golden economic era in the United States, that went on for some 25 years.
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Page 6

 .    It started with 15 years of pent-up demand--10 from the Great
     Depression and 5 from the War.

     The combination of very favorable supply/demand relationships, coupled with the oligopoly structure of many industries, put corporations in the cat bird seat.

     - The emphasis was on supply, not efficiency.
     - Corporations could pass through cost increases with higher prices.
     - Quality could just be "good enough," it didn't have to be stellar.
     - By the 1960's, large corporate staffs had been built up.
     - Conglomeration and vertical integration were seen as ways of maximizing economic strength.
     - And finally, there was little international competition in our home market.

 .    But this all started to change in the early 1970's, in part because the war-ravaged economies of Europe and Japan had been repaired, but also because of the devastating effect of the two fuel crises, and, of course, subsequently the Persian Gulf War recession.

 .    The combination of a slowing growth rate in North America, plus the onset of international competition, put the wheels in motion for a massive restructuring of American industry in virtually all sectors, including autos.

  This has taken place in fits and starts, including some false starts, over the past 25 years.
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     - Gone are the fat corporate staffs.

     - Gone is a lot of vertical integration and ill-advised diversification.

     - And gone are some of the false starts, perhaps one of the most noteworthy being Detroit's attempt in the mid-1980's to automate its way out of its quality and productivity problems.

     - Most of American industry, certainly Detroit, now understands the importance of employee training and empowerment in the business equation, and that command and control management structures and approaches just can't compete.

     - And the consumer is now recognized as truly being king -- no longer willing to tolerate ever higher prices or sub-par quality.

     - Virtually all corporations now have major quality and customer satisfaction initiatives, not just lip service or fad du jour, but the real thing, increasingly linked to management and employee variable compensation.

     Just look at what has transpired in the auto industry:

 .    As recently as 3-4 years ago, there were still people who thought the Japanese producers were going to push the "Big Three" into the Pacific Ocean.

 .    Who would have forecast then where the Japanese and
     European producers would be today -- many of them struggling with massive productivity and profitability problems.
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Page 8

     So the fortunes of war in the auto industry have changed, and the management teams and work forces of the "Big Three" have garnered a lot of well deserved respect.

     But this is not to say that all of the problems have been solved:

 .    The Japanese and European producers will predictably resolve their problems.

 .    While the social systems in much of Europe attenuate the rate at which productivity gains can be made, talk to any banker or business executive from Europe and you will find they are determined to fix their problems over the next several years, at a rate their social and political systems can accept.

 .    The Japanese producers will clearly continue to source an increasing fraction of their output outside of Japan.

 .    There is also the issue of product quality and customer satisfaction.
     While huge strides have been made in Detroit and the gap has been narrowed, the Japanese, particularly Toyota and Honda, continue to show up at the top end of the list. Encouragingly, we're also seeing some "Big Three" iron up there, like Chrysler minivans in truck initial quality, and Saturn and Oldsmobile, respectively, in car and truck customer satisfaction.

 .    And there have been some interesting "twists" along the way among the
     "Big Three."

 .    Chrysler has had a huge resurgence, led particularly by the truck side of its business, including minivans, Jeeps and, more recently, Ram pickups. Results in '95 were adversely affected by its major minivan changeover, but with this behind them, should rebound sharply in 1996. Chrysler has a huge intrinsic profit margin advantage versus Ford and GM because of its much richer mix of minivans and sport utility vehicles.

 .    Ford, on the other hand, I was surprised to learn when I joined
     Tracinda four months ago, is struggling a bit, after arguably having been the best performing of the "Big Three" in the decade of the 1980's. While I have not studied Ford nearly as extensively as I have Chrysler, it is apparent they are wrestling with some product cost and pricing issues, while at the same time, executing a major revamp of their world-wide product development organizations and processes. While
     Wall Street is generally "down" on Ford right now, I've known
     Alex Trotman since the late 1960's, and there's no doubt in my mind that we'll see Ford regain its momentum over the next several years.

 .    And General Motors continues to show steady progress.  Like Chrysler, they have made huge progress in terms of fixing their balance sheet and unfunded pension liabilities. They are doing an excellent job of controlling costs, as they steadily revamp their product line-up. Some analysts are saying, and I agree, that GM's strong cash flow should enable it to afford dividend increases and major share repurchases starting in the next couple of years.

     So the fortunes of war have definitely changed, and changed dramatically, in the world-wide auto industry. On a "long wave" basis:

 .    We saw the Japanese come from nowhere in 1970, to producing the best cars in the world by the mid-1980's.

 .    We saw General Motors, originally the preeminent industrial corporation in the world in the 1960's, reduced to being on its knees by 1991.

 .    And while many of you may not remember this, we saw Chrysler go from being a company who many thought in the mid-1960's could displace Ford as the #2 producer in the United States, to a company experiencing two decades of periodic financial crises.

 .    And the final "long wave," we saw Ford transformed from a privately-
     held company in the mid-1950's, which had been on the brink of failure some would say in the late 1940's, to an absolute industrial powerhouse by the 1980's.

     The "short wave" phenomenon in brief have been:

 .    A resurging Chrysler

 .    A recovering General Motors

 .    And Ford, the Japanese and the Europeans struggling a bit.
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Page 11

     But all of this goes to show that in the course of time, huge shifts in performance can take place. On a time scale of decades, almost anything can happen -- the Japanese going from making cheap plastic toys to the best luxury cars in the world.

     Even on a time scale of just a few years, there can be huge swings. Today's goat can be tomorrow's star performer, and vice versa. That's why particularly in a long lead business like autos, you have to watch the underlying trends very carefully and make sure that barn doors are being closed before, not after, the horses are out.

     And this gets me into my last topic, as I told you, the emergence of shareholder activism over the past decades, along with the intertwined issue of corporate governance and what these mean to corporate America. Let me set the stage with a few key points up front:

 .    First, until about a decade ago, the conventional wisdom was "if you don't like the way this company is being run, then sell the stock."

 .    Second, this conventional wisdom worked reasonably well to a point. But by the mid-1980's some institutional shareholders had become so large, it just didn't work any more.

     If you or I own one hundred, or even 10,000 shares of XYZ Company, we simply pick up the phone and call our broker. We're out in three minutes, didn't disrupt the market and have plenty of other places to invest the relatively small (on an institutional scale) amount of money involved.
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Page 12

     But if you're a large institutional investor with tens of billions of dollars to invest, as had evolved by the mid-1980's, it doesn't work so well. Because you own millions of shares of most, if not all of the S&P 500. So you don't get out in three minutes, you move the market downward as you get out, and then you have a ton of money to invest elsewhere, which is a problem since you already own a pretty big chunk of "elsewhere."

 .    Third, as a major shareholder, you begin to ask yourself a question.
     Given that I'm a major owner of the business, why shouldn't I have some voice in what's going on? After all, the board of directors, which governs management, supposedly works for me and the other owners.

     Well, these are good questions and bear some examination. Our corporate governance system in the United States looks pretty good on paper.

 .    The shareholders elect a board of directors.
 .    The board selects executive management and monitors their performance, and then takes corrective action as appropriate.
 .    And if the shareholders are unhappy with the results, they can theoretically elect a new board, which in turn will take the appropriate corrective actions.

     So it does look good on paper. And probably in a good chunk of corporate America, it's worked reasonably well. But critics of the system point to some noteworthy examples where it didn't work so well and to some flaws that can potentially creep in:

 .    First of all, in many cases the chief executive officer controlled the process. He or she effectively decided who would be recruited to join the board.

 .    The cynics would say the CEO would be highly unlikely to pick anyone for the board who wouldn't pretty much support the CEO. In extreme cases, there would even be pre-existing relationships, either direct or indirect, sometimes referred to as the "good ol' boy network."

 .    I'm sure you've all seen the recent articles on ADM Corporation and the accusations from shareholders regarding a board more beholden to management than to the shareholders.

     To give you some perspective on what large shareholders are thinking about, I'd like to recite a few of the key findings from a recent survey of some 240 equity fund managers and institutional shareholders:

 .    As you would suspect, virtually 100% want boards in place that act independently of management -- that is, capable, qualified board members who do their homework, can think for themselves and make independent decisions, even when counter to management. They do not want to see replays of the GM, IBM and Sears Roebuck situations of a few years ago, or the more recent Morrison-Knudson and W.R. Grace situations.

 .    A substantial amount of the debate on board independence has revolved around whether or not the positions of CEO and Board Chairperson should be split. 54% of the large shareholders in the survey voted yes, which is a huge change from only a decade ago.
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Page 14

 .    An alternative approach that is considered acceptable by many is to have a "lead" outside director. This is the approach GM recently migrated to, after having the two positions split for three years.

 .    In any event, however it is accomplished, the large shareholders in this survey, some 75% of them, expect that boards will become more independent in the future.

 .    And 67% of them expect that they, the large shareholders, will have more influence in the future than they do today over the companies in which they invest. Certainly we at Tracinda Corporation feel this way.

     As you know, we in fact believe that the absolute best way to assure director independence is to have one or more directors on the board that are not "surrogates" for the shareholders, but actually are shareholders. This is why Tracinda, as a long-term major investor in Chrysler, has proposed that Tracinda be accorded board representation.

     Chrysler, on the other hand, argues that, first, all directors should represent all shareholders, and second, that somehow with our few directors, we'd be able to overwhelm the other 12 or 13 directors and cause things to happen that would be solely to the benefit of Tracinda's 52 million shares, but somehow not to the benefit of the other 330 million shares.

     This is more than a little bit like arguing that the entire U.S. Congress should be elected at large (on a countrywide basis), so that the delegation from a large state like California won't be able to cause the entire pork barrel to be doled out in its state.

Would anyone argue that Ford family representation on the Ford Board has been bad for the other shareholders? I hardly think so, because last time I looked, large sophisticated investors like Fidelity, State Street Boston, and Delaware Management, just to name a very few, own millions of Ford shares worth billions of dollars.

     And by the way, this is one of the key reasons I'm so confident that Ford Motor Company will get its current problems successfully resolved -- the large shareholder, with its board representation, will be diligent in the future, just as it has been in the past.

     In any event, Tracinda's objective is to reach agreement with Chrysler on that matter, once Chrysler has completed its 90-day corporate governance review process, roughly a month from now. If we can't reach a negotiated agreement, then we do of course have the option of taking the issue to all Chrysler shareholders in May, so they can decide.

     I'd like to close on one final point, and that is the concern expressed by Chrysler that Tracinda's objective is to siphon off so much cash from Chrysler that the company will be unable to sustain its investment strategies for a fully competitive product renewal cycle and growth in international, while maintaining a rock-solid balance sheet and liquidity sufficient to maintain these investments through the next recession.

     Nothing could be further from the truth, and I'd like to explain why. Remember that I mentioned earlier that Chrysler has a very substantial intrinsic profit margin advantage versus Ford and GM, because of its richer mix of minivans and sport utilities.

     This advantage is worth over $500 per average unit in variable margin, and about 4% on the EBIT or pretax margin basis. (And by the way, if you look at the 1993 and '94 results, you'll see that advantage did exist.) If you take that advantage and triangulate off the analysts' estimates for Ford and GM earnings for 1996, you end up concluding that Chrysler should be able to earn $9.00 per share in '96, or well above the roughly $7.65 being forecast by the analysts.

     This of course assumes two things -- first, the industry sales levels I outlined earlier, and second, that the business is managed to maintain this advantage, which it should be.

     Every business should be managed to its intrinsic margin versus competition. Oracle and Novell aren't managed to achieve the hardware margins of Compaq and Hewlett Packard, but rather the higher margins of software companies. Otherwise, the stock market would kill them.

     But the key point is that Chrysler's intrinsic profit margin advantage means it is cash-flow rich, and has the capability not only to maintain its product renewal and international expansion strategies and a strong balance sheet, but also the capability to spend billions more to create shareholder value, through additional dividend increases and/or share repurchases.

     Think about this -- in 1995, a year in which earnings were severely depressed by the minivan changeover, pension funding of a billion dollars was pulled ahead in anticipation of the UAW settlement in '96, and over half a billion dollars of debt was paid down, the company was still able to easily afford a billion dollars of share repurchase.

     You don't have to do very much analysis to figure out that Chrysler can afford a minimum of two billion a year of share repurchase from 1996 and forward, at least until a recession comes.

     This is without reducing Chrysler's cash balance objective of $7.5 billion, and before the sale of any of its nearly $3 billion worth of remaining non-automotive assets. These assets, if sold, and they should be, should yield a minimum of another billion dollars, net of taxes, to further enhance shareholder value.

     So, I think you can see why Tracinda is a long-term investor in Chrysler. Its business mix gives it a huge intrinsic profit margin advantage that, so long as it's maintained, permits Chrysler to both invest internally for future market strength and growth, and the ability to take substantial shareholder value-enhancing actions.

     As an active shareholder, our only interest is in seeing this intrinsic advantage maintained -- for the good of the company, including its employees, suppliers, and dealers -- as well as all of its shareholders.

     So that's it for the presentation. Thank you very much and I'll be glad to field your questions.